UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
(Amendment No. 5)*
Under the Securities Exchange Act of 1934

Rock of Ages Corporation
(Name of Issuer)
Class A Common Stock, $0.01 Par Value
(Title of Class of Securities)
772632105
(CUSIP Number)
Kurt M. Swenson Rock of Ages Corporation 369 North State Street Concord, NH 03301
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 772632 10 5

1		NAMES OF REPORTING PERSONS Kurt M. Swenson, individually and as the sole trustee of the Kurt M. Swenson Revocable Trust of 2000
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 1,135,000

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 1,135,000

	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14		TYPE OF REPORTING PERSON IN, OO

Note:   This Amendment No. 5 ("Amendment No. 5") to Schedule 13D amends to the extent set forth herein Items 4 and 7 of a Statement on Schedule 13D dated October 23, 1997 (the "Initial Schedule 13D"), as amended by Amendment No. 1 dated February 12, 1999 and as amended and restated in its entirety by Amendment No. 2 dated September 1, 1999 and as amended and restated in its entirety by Amendment No. 3 dated March 22, 2000 and as amended by Amendment No. 4 dated March 18, 2003, filed on behalf of Kurt M. Swenson, relating to the Class A Common Stock of Rock of Ages Corporation, a Delaware corporation (the "Company").  This Amendment No. 5 is being filed on behalf of Kurt M. Swenson individually, and as trustee of the Kurt M. Swenson Revocable Trust of 2000, to reflect Mr. Swenson's entry into a retirement agreement with the Company. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 5 sets forth the complete text of each of Items 4 and 7 of the Existing Schedule 13D, as amended by this Amendment No. 5.

Item 4.  Purpose of Transaction.

On April 24, 2008, Mr. Swenson, the Company’s Chairman and Chief Executive Officer (“CEO”), agreed with the Company on the terms of a retirement agreement, which was executed on April 28, 2008.  Pursuant to the retirement agreement, Mr. Swenson will retire as CEO, effective at the close of business on June 30, 2008.  Mr. Swenson will remain a full-time employee of the Company for a three-month period following his retirement as CEO in order to facilitate an orderly transition of his CEO duties to his successor, and he will retire as an employee on September 30, 2008.  He will remain Chairman of the Board of Directors and will serve in such position in a non-executive capacity commencing upon his retirement as CEO.  Mr. Swenson does not have any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  Mr. Swenson may, at any time and from time to time, engage in purchases or sales of the Company's securities.

Item 7.  Material To Be Filed As Exhibits.

Exhibit 1:
Agreement and Plan of Merger and Reorganization, dated as of August 13, 1997, by and among Rock of Ages Corporation, Swenson Granite Company, Inc., Kurt M. Swenson and Kevin C. Swenson (incorporated by reference to Exhibit 2.4 to the Company's Registration Statement on Form S-1 (Form No. 333-33685) filed with the Securities and Exchange Commission on August 15, 1997)

Exhibit 2:
Lock-Up Agreement, dated as of August 15, 1997, between Raymond James & Associates, Inc. and Kurt M. Swenson (previously filed as part of the Initial Schedule 13D and expired in accordance with its terms)

Exhibit 3:
Stock Option Agreement, dated November 21, 1994, between Kurt M. Swenson and Rock of Ages Corporation (previously filed as part of the Initial Schedule 13D and all options granted there under having been exercised on January 29, 1999)

Exhibit 4:
Stock Option Agreement, dated December 31, 1996, between Kurt M. Swenson and Rock of Ages Corporation (previously filed as part of the Initial Schedule 13D and all options granted there under having been exercised on and prior to December 28, 2001)

Exhibit 5
Retirement Agreement (Kurt M. Swenson) dated April 28, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2008)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 29, 2008

/s/ Kurt M. Swenson
Kurt M. Swenson, individually, and as sole trustee of the Kurt M. Swenson Revocable Trust of 2000